MONTHLY REPORT - NOVEMBER 2008
                              Global Macro Trust
             The net asset value of each unit as of November 30, 2008
              was $1,358.87, up 1.76% from $1,335.34 per unit
                            as of October 31, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (693,205.180       $  9,611,947     916,055,576    925,667,523
   units) at October 31, 2008
Addition of 30,010.972 units on         903,117      39,171,756     40,074,873
   November 1, 2008
Redemption of 4,574.958 units on            (0)      (6,216,773)    (6,216,773)
   November 30, 2008, 2008*
Net Income (Loss) - November 2008       284,902      17,005,837     17,290,739
                                   -------------  --------------  -------------
Net Asset Value at November 30,     $10,799,966     966,016,396    976,816,362
   2008                            =============  ==============  =============
Net Asset Value per Unit at
November 30, 2008 (718,844.467
units inclusive of 203.273
additional units.)                                $    1,358.87

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $  30,947,530    155,695,376

      Change in unrealized gain (loss) on open       (8,200,943)    35,426,701
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.      3,187,910      3,423,479
         Treasury obligations


   Interest income                                    1,313,989     19,900,486

   Foreign exchange gain (loss) on margin               (91,165)      (739,512)
      deposits
                                                  --------------  -------------
Total: Income                                        27,157,321    213,706,530

Expenses:
   Brokerage commissions                              5,642,321     48,609,665

   20.0% New Trading Profit Share                     3,926,454     28,207,407

   Custody Fees                                               0        102,149

   Administrative expense                               297,807      2,191,126
                                                 ---------------  -------------
Total: Expenses                                       9,866,582     79,110,347

                                                  $  17,290,739    134,596,181

Net Income (Loss) - November 2008
* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      December 8, 2008


Dear Investor:

Global Macro Trust ("GMT") was up 1.76% for November, 2008. Year-to-date the Trust is up 17.43%.

Although global financial market turbulence and the slide into recession continued unabated in November, the Trust's portfolio generated modest profits while exhibiting relatively modest volatility. Interest rate futures were the most profitable sector, although energy, metals, currencies, stock index futures and agricultural commodity futures also finished on the plus side.

November was yet another month of significant governmental interventions to combat the credit crisis and economic weakness. Equity markets dived and then staged a significant recovery in the waning days of the month, but global indices were still down significantly for the month. Citigroup was bailed out again with additional capital injections and the guarantee of $306 billion of toxic assets. The Fed pledged to fund $7 trillion to ease credit conditions and stated it would buy $100 billion in government-sponsored entity debt; $500 billion of mortgage-backed securities, and $200 billion of asset-backed commercial paper. The month was capped by the terrorist attacks in India.

Interest rates on government debt fell in November, and long futures positions in short, intermediate and long-term instruments in the U.S., Germany, Great Britain, Canada and Australia were profitable.

The Trust was lightly positioned in stock index futures due to high volatility, and short positions in 21 U.S. and international indices were marginally profitable. Similarly, the portfolio was short 19 currencies and long the yen against the dollar, generating a small profit, and 18 non-dollar crosses were flat.

Energy prices continued to decline, and short positions in Brent and WTI crude oil, heating oil, gas oil and reformulated gasoline (RBOB) were profitable.

In the metals, gold rallied and a short position was unprofitable, but most industrial metals continued to fall and short positions in copper, lead, nickel and aluminum were profitable. Short positions in silver, platinum, tin and zinc were flat.

Agricultural commodities were marginally profitable with short positions in corn, soybean meal and live cattle profitable and short positions in cocoa and live hogs unprofitable. Short positions in soybeans, soybean oil, wheat, cotton, arabica coffee, sugar and rubber were flat.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman